SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

WILLBROS GROUP, INC.
(Name of Issuer)

Common Stock, $0.05 par value
(Title of Class of Securities)

969203 10 8
(CUSIP Number)

David J. Sorkin, Esq.
Kohlberg Kravis Roberts & Co. L.P.
9 West 57th Street, Suite 4200
New York, NY 10019
(212) 750-8300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 27, 2018
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 969203 10 8

1	NAMES OF REPORTING PERSONS.
KKR Lending Partners II L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,575,673

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
4,575,673

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,575,673

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 969203 10 8

1	NAMES OF REPORTING PERSONS.
KKR Associates Lending II L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,575,673

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
4,575,673

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,575,673

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 969203 10 8

1	NAMES OF REPORTING PERSONS.
KKR Lending II GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,575,673

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
4,575,673

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,575,673

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 969203 10 8

1	NAMES OF REPORTING PERSONS.
KAM Fund Advisors LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
7,314,596

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
7,314,596

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,314,596

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

CUSIP No. 969203 10 8

1	NAMES OF REPORTING PERSONS.
KKR Credit Advisors (US) LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
10,125,410

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
10,125,410

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,125,410

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

CUSIP No. 969203 10 8

1	NAMES OF REPORTING PERSONS.
Kohlberg Kravis Roberts & Co. L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
10,125,410

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
10,125,410

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,125,410

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 969203 10 8

1	NAMES OF REPORTING PERSONS.
KKR Management Holdings L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
10,125,410

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
10,125,410

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,125,410

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 969203 10 8

1	NAMES OF REPORTING PERSONS.
KKR Management Holdings Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
10,125,410

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
10,125,410

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,125,410

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 969203 10 8

1	NAMES OF REPORTING PERSONS.
KKR Group Holdings L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
10,125,410

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
10,125,410

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,125,410

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 969203 10 8

1	NAMES OF REPORTING PERSONS.
KKR Group Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
10,125,410

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
10,125,410

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,125,410

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 969203 10 8

1	NAMES OF REPORTING PERSONS.
KKR & Co. L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
10,125,410

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
10,125,410

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,125,410

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 969203 10 8

1	NAMES OF REPORTING PERSONS.
KKR Management LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
10,125,410

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
10,125,410

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,125,410

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 969203 10 8

1	NAMES OF REPORTING PERSONS.
Henry R. Kravis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
10,125,410

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
10,125,410

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,125,410

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 969203 10 8

1	NAMES OF REPORTING PERSONS.
George R. Roberts

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
10,125,410

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
10,125,410

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,125,410

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Explanatory Note

This Amendment No. 1 (“Amendment No. 1”) supplements and amends the statement on Schedule 13D (as amended, the “Schedule 13D”) filed on April 8, 2015 by the Reporting Persons (as defined below), relating to the shares of Common Stock, par value $0.05 per share (the “Common Stock”), of Willbros Group, Inc., a Delaware corporation (the “Issuer”).  Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D.  Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D.  Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings herein as are ascribed to such terms in the Schedule 13D.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated as follows:

(a), (f)  This statement on Schedule 13D is being filed pursuant to Rule 13d-1(a) under the Securities Exchange Act of 1934, as amended, by:

i.	KKR Lending Partners II L.P., a Delaware limited partnership (“KKR Lending II”);
ii.	KKR Associates Lending II L.P., a Delaware limited partnership (“Associates Lending II”);
iii.	KKR Lending II GP LLC, a Delaware limited liability company (“Lending II GP”);
iv.	KAM Fund Advisors LLC, a Delaware limited liability company (“KAM Fund Advisors”);
v.	KKR Credit Advisors (US), LLC, a Delaware limited liability company (“KKR Credit US”);
vi.	Kohlberg Kravis Roberts & Co. L.P., a Delaware limited partnership (“Kohlberg Kravis Roberts & Co.”);
vii.	KKR Management Holdings L.P., a Delaware limited partnership (“KKR Management Holdings”);
viii.	KKR Management Holdings Corp., a Delaware corporation (“KKR Management Holdings Corp.”);
ix.	KKR Group Holdings L.P., a Cayman Islands limited partnership (“KKR Group Holdings”);
x.	KKR Group Limited, a Cayman Islands limited company (“KKR Group”);
xi.	KKR & Co. L.P., a Delaware limited partnership (“KKR & Co.”);
xii.	KKR Management LLC, a Delaware limited liability company (“KKR Management”);
xiii.	Henry R. Kravis, a United States citizen; and
xiv.	George R. Roberts, a United States citizen (the entities and persons listed in items (i) through (xiv) are collectively referred to herein as the “Reporting Persons”).

Associates Lending II is the general partner of KKR Lending II.  Lending II GP is the general partner of Associates Lending II.  KKR Management Holdings is the sole member of Lending II GP.  KAM Fund Advisors is the investment advisor to KKR Lending II.  KKR Credit US is the sole member of KAM Fund Advisors.

Kohlberg Kravis Roberts & Co. is the holder of all of the outstanding equity interests in KKR Credit US.  KKR Management Holdings is the general partner of Kohlberg Kravis Roberts & Co., and KKR Management Holdings Corp. is the general partner of KKR Management Holdings.  KKR Group Holdings is the sole shareholder of KKR Management Holdings Corp., and KKR Group is the general partner of KKR Group Holdings.  KKR & Co. is the sole shareholder of KKR Group.  KKR Management is the general partner of KKR & Co.  Messrs. Kravis and Roberts are the designated members of KKR Management.

The executive officers of KKR Credit US are Nathaniel Zilkha, Christopher Sheldon, Todd Builione, Edward Brandman, Jeffrey B. Van Horn, Nicole J. Macarchuk, and Annette O’Donnell-Butner.  Each of Messrs. Scott C. Nuttall, Joseph Y. Bae, William J. Janetschek and David J. Sorkin is a director of KKR Management Holdings Corp. and KKR Group.  The executive officers of KKR Management Holdings Corp. are Messrs. Kravis, Roberts, Nuttall, Bae, Janetschek and Sorkin.

Each of Messrs. Nuttall, Bae, Janetschek, Sorkin, Zilkha, Sheldon, Builione, Brandman, and Van Horn and Mses. Macarchuk and O’Donnell-Butner is a United States citizen.

The Reporting Persons have entered into a joint filing agreement, dated as of April 8, 2015, a copy of which is attached hereto as Exhibit A.

(b)  The address of the principal business office of Kohlberg Kravis Roberts & Co., KKR Management Holdings, KKR Management Holdings Corp., KKR Group Holdings, KKR Group, KKR & Co., KKR Management and Messrs. Kravis, Nuttall, Bae, Janetschek, Sorkin, Zilkha, Builione, and Brandman is:

c/o Kohlberg Kravis Roberts & Co. L.P.
9 West 57th Street, Suite 4200
New York, NY 10019

The address of the principal business office of Mr. Roberts is:

c/o Kohlberg Kravis Roberts & Co. L.P.
2800 Sand Hill Road, Suite 200
Menlo Park, CA 94025

The address of the principal business office of KKR Credit US, KKR Lending II, Associates Lending II, Lending II GP, KAM Fund Advisors, Messrs. Sheldon, and Van Horn and Mses. Macarchuk and O’Donnell-Butner is:

c/o KKR Credit Advisors (US) LLC
555 California Street, 50th Floor
San Francisco, CA 94104

(c)  Each of Kohlberg, Kravis, Roberts & Co., KKR Management Holdings, KKR Management Holdings Corp., KKR Group Holdings, KKR Group, KKR & Co. and KKR Management is principally engaged as a holding company for subsidiaries engaged in the investment management business.

KKR Lending II is principally engaged in the business of investing in securities.  Associates Lending II is principally engaged as the general partner of KKR Lending II, and Lending II GP is principally engaged as the general partner of Associates Lending II.  KAM Fund Advisors and KKR Credit US are principally engaged in the investment management business.

The present principal occupation or employment of each of Messrs. Kravis, Roberts, Nuttall, Bae, Janetschek, Sorkin, Zilkha, Sheldon, Builione, Brandman, and Van Horn and Mses. Macarchuk and O’Donnell-Butner is as an executive of Kohlberg Kravis Roberts & Co. L.P. and/or one or more of its affiliates.

(d)  During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons named in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons named in this Item 2, has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby supplemented by the following:

Item 6 of the Schedule 13D is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

Items (a)-(b) of the Schedule 13D are hereby amended and restated as follows:

(a)-(b)  The Reporting Persons beneficially own an aggregate of 10,125,410 shares of Common Stock (the “Total Reported Shares”), which represents approximately 16.0% of the Common Stock outstanding, based on 63,221,610 shares of Common Stock outstanding as of March 26, 2018, as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 30, 2018.

As an indirect investment advisor to the KKR Investors (as defined in Item 6), KKR Credit US may be deemed to have the sole power to vote or direct the vote of (and the sole power to dispose or direct the disposition of) all of the Total Reported Shares.

KKR Lending II may be deemed to have the sole power to vote or direct the vote of (and the sole power to dispose or direct the disposition of), 4,575,673 shares of Common Stock (which, for the avoidance of doubt, are included in the Total sole Reported Shares), which represents approximately 7.2% of the Common Stock outstanding.  In addition, as an investment advisor to KKR Lending II and other KKR Investors (as defined in Item 6), KAM Fund Advisors, a direct wholly-owned subsidiary of KKR Credit US, may be deemed to have the sole power to vote or direct the vote of (and the sole power to dispose or direct the disposition of) a total of 7,314,596 shares of Common Stock (which, for the avoidance of doubt, are included in the Total Reported Shares), which represents approximately 11.6% of the Common Stock outstanding.

Each of Kohlberg Kravis Roberts & Co. (as the holder of all of the outstanding equity interests in KKR Credit US), Associates Lending II (as the general partner of KKR Lending II), Lending II GP (as the general partner of Associates Lending II), KKR Management Holdings (as the sole member of KKR Lending II GP and the general partner of Kohlberg Kravis Roberts & Co.), KKR Management Holdings Corp. (as the general partner of KKR Management Holdings), KKR Group Holdings (as the sole shareholder of KKR Management Holdings Corp.), KKR Group (as the general partner of KKR Group Holdings), KKR & Co. (as the sole shareholder of KKR Group), KKR Management (as the general partner of KKR & Co.) and Messrs. Kravis and Roberts (as the designated members of KKR Management) may also be deemed to beneficially own some or all of the shares of Common Stock owned by the KKR Investors and reported herein.  None of Messrs. Nuttall, Bae, Janetschek, Sorkin, Zilkha, Sheldon, Builione, Brandman, Van Horn or Mses. Macarchuk or O’Donnell-Butner beneficially owns any shares of Common Stock.  The filing of this Schedule 13D shall not be construed as an admission that any person listed in Item 2 or this Item 5 is the beneficial owner of any securities covered by this statement.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby supplemented by the following:

On March 27, 2018, Primoris Services Corporation (“Parent”), Waco Acquisition Vehicle, Inc. (“Merger Sub”) and the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Merger Sub, upon the terms and subject to the conditions thereof, will merge with and into the Issuer (the “Merger”), with the Issuer surviving the Merger (“Surviving Corporation”) as a wholly-owned subsidiary of Parent.  Pursuant to the terms of the Merger Agreement, each outstanding share of Common Stock issued and outstanding immediately prior to the effective time of the Merger (other than shares owned by the Issuer or any of its subsidiaries and shares held by stockholders of Issuer, if any, who have exercised their rights as dissenting owners under Delaware law), shall automatically be converted into the right to receive $0.60 per share in cash, without interest.

On March 27, 2018, concurrent with and as a condition to Parent entering into the Merger Agreement, the Parent entered into separate Voting Agreements with each of the KKR Investors (KKR Lending Partners Funding LLC, KKR Lending Partners Funding II L.P., KKR Lending Partners Funding III LLC, KKR Credit Select Funding LLC, KKR - VRS Credit Partners L.P.) (such Voting Agreements, collectively, the “KKR Voting Agreements”).

Pursuant to the terms of the KKR Voting Agreements entered into with each of the KKR Investors, each KKR Investor agreed, among other things and subject to the terms and conditions therein, to vote its shares of Common Stock in favor of the adoption of the Merger Agreement and the transactions contemplated thereby, against any action or agreement that would result in a material breach of any material representation, warranty, covenant or obligation of the Issuer in the Merger Agreement, and against any alternative proposal.  In addition, pursuant to the terms of each KKR Voting Agreement, each KKR Investor provided an irrevocable proxy to Parent to vote in favor of the Merger and agreed not to transfer any of its shares of Common Stock during the term of such agreement, except for certain limited purposes described therein.

Each KKR Voting Agreement will automatically terminate upon the earliest to occur of: (i) the date on which the holders of a majority of the outstanding shares of Common Stock have voted in favor of the Merger Agreement, (ii) the termination of the Merger Agreement in accordance with its terms, (iii) the date of any modification, waiver or amendment to any provision of the Merger Agreement that reduces the amount, changes the form or otherwise adversely affects the consideration payable to the Issuer’s stockholders in connection with the Merger, (iv) mutual agreement between Parent and such KKR Investor, (v) the date of filing or institution of bankruptcy, reorganization, liquidation or receivership proceedings by or on behalf of the Issuer, (vi) August 15, 2018, and (vii) the effective time of the Merger.

The foregoing descriptions of the KKR Voting Agreements are qualified in their entirety by reference to such agreements, copies of which are filed as Exhibits E, F, G, H and I, respectively, to this Schedule 13D and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby supplemented by the following:

Exhibit E	Voting Agreement, dated March 27, 2018, between KKR Lending Partners Funding LLC and Parent

Exhibit F	Voting Agreement, dated March 27, 2018, between KKR Lending Partners Funding II L.P. and Parent

Exhibit G	Voting Agreement, dated March 27, 2018, between KKR Lending Partners Funding III LLC and Parent

Exhibit H	Voting Agreement, dated March 27, 2018, between KKR Credit Select Funding LLC and Parent

Exhibit I	Voting Agreement, dated March 27, 2018, between KKR – VRS Credit Partners L.P. and Parent

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 18, 2018

KKR LENDING PARTNERS II L.P.

By:	/s/ Nicole J. Macarchuk
Name: Nicole J. Macarchuk
Title: Authorized Signatory

KKR ASSOCIATES LENDING II L.P.

By:	/s/ Nicole J. Macarchuk
Name: Nicole J. Macarchuk
Title: Authorized Signatory

KKR LENDING II GP LLC

By:	/s/ Nicole J. Macarchuk
Name: Nicole J. Macarchuk
Title: Authorized Signatory

KAM FUND ADVISORS LLC

By:	/s/ Nicole J. Macarchuk
Name: Nicole J. Macarchuk
Title: Authorized Signatory

KKR CREDIT ADVISORS (US) LLC

By:	/s/ Nicole J. Macarchuk
Name: Nicole J. Macarchuk
Title: General Counsel

KOHLBERG KRAVIS ROBERTS & CO. L.P.

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Attorney-in-fact for William Janetschek, Chief Financial Officer

KKR MANAGEMENT HOLDINGS L.P.

By:	KKR Management Holdings Corp., its general partner

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Attorney-in-fact for William J. Janetschek, Chief Financial Officer

KKR MANAGEMENT HOLDINGS CORP.

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Attorney-in-fact for William J. Janetschek, Chief Financial Officer

KKR GROUP HOLDINGS L.P.

By:	KKR Group Limited, its general partner

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Attorney-in-fact for William J. Janetschek, Director

KKR GROUP LIMITED

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Attorney-in-fact for William J. Janetschek, Director

KKR & CO. L.P.

By:	KKR Management LLC, its general partner

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Attorney-in-fact for William J. Janetschek, Chief Financial Officer

KKR MANAGEMENT LLC

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Attorney-in-fact for William J. Janetschek, Chief Financial Officer

HENRY R. KRAVIS

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Attorney-in-fact

GEORGE R. ROBERTS

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Attorney-in-fact